UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

First Quarter 2024 Earnings Release - Cadeler delivers in line with expectations and is ready to meet continued growth in market demand

Copenhagen May 28, 2024 - Today, Cadeler A/S has published its First Quarter 2024 Earnings Release, showcasing results and backlog aligned with outlook, renewal of its O-class cranes on budget and on time, and confirmation of its continued expectation for the timely delivery of its first P-class vessel and the placement of an order to build a third state-of-the-art A-class vessel – the eleventh vessel in Cadeler’s fleet. With the continuing renewal and expansion of the industry’s largest fleet of jack-up offshore wind installation vessels, Cadeler is ready to meet the increasing growth in market demand.

Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels, with four vessels in operation and seven new builds on the way. On the basis of this fleet, Cadeler’s order book now stands EUR 1.8 billion (options included at 100%).

Mikkel Gleerup, CEO of Cadeler, said: “Our results for the first quarter of 2024 reflect the closing of important orders and a strategic focus on renewing and expanding our fleet. We have prepared for increasing demand with the expansion of the offshore wind industry globally, as well as the growth in size and capacity of offshore wind turbines. Or focus this quarter has been on delivering the renewal of our O-class cranes on budget and on time, ensuring that our P-class new builds will be delivered on time and securing the investment needed to order our third state-of-the-art A-class wind farm installation vessel: our seventh new build and eleventh vessel. We’re now ready to meet a fast-growing and dynamic market demand - in line with the promises we have made to our investors.”

Guidance

Cadeler’s guidance for both revenue and EBITDA remains unchanged for 2024: revenue is expected to range between EUR 225 million and EUR 245 million and EBITDA is expected to be in the range of EUR 105 million to EUR 125 million, as disclosed in the Group's Annual Report 2023. Cadeler’s outlook for 2024 reflects the growth journey that Cadeler is currently on, with significant investments made this year towards Cadeler’s long term growth potential.

Backlog

Cadeler is positioned to benefit from strong and increasing demand in the offshore wind industry. Cadeler’s order book for 2024 is substantially filled. As of 28 May 2024, notable contracts signed during 2024 include:

•	On 20 February 2024, Cadeler signed a contract with Ørsted and PGE Polska Grupa Energetyczna for the transport and installation of 14MW wind turbines supplied by Siemens Gamesa.

•	On 27 March 2024, Cadeler signed a contract with a value between USD 75 million and USD 150 million for offshore wind turbine installation using its vessel, Wind Scylla, with an undisclosed client.

•	On 8 April 2024, Ørsted and Cadeler signed a firm long-term lease agreement for a new-built Wind Farm Installation Vessel. With the agreement, Ørsted has secured installation vessel capacity from Q1 2027 to the end of 2030 for upcoming construction projects.

Vessel Reservation Agreements (VRAs) are noted included in the contract backlog. Since 31 December 2023, VRAs have been signed with:

•	MFW Bałtyk II Sp. z.o.o. and MFW Bałtyk III Sp. Z.o.o., each a joint venture project owned 50% by Equinor and 50% by Polenergia. The aggregate potential value of the contracts to be negotiated during the pendency of the vessel reservation agreements is anticipated to fall within the range of EUR 110-130 million.

•	An undisclosed customer, for a term of up to four years. The aggregate potential value of the projects to be executed under this vessel reservation agreement is anticipated to fall within the range of EUR 400-700 million.

Result and utilisation

For the first quarter of 2024, the Group result is a loss of EUR 21 million, which is EUR 23 million lower than the EUR 2 million profit earned in the comparative period in 2023. The Group result was principally driven by the fact that three of the Group's four operating vessels were undergoing scheduled drydock and maintenance during the first quarter of 2024 resulting in a combined 17% utilisation in Q1 2024, compared to 75% in Q1 2023. Both Wind Orca and Wind Osprey underwent crane renewals during Q1 2024 that were delivered on budget and on time, while Wind Zaratan underwent scheduled maintenance.

Revenue

The Group's revenue in the first quarter of 2024 was EUR 19 million, similar to that earned in the comparative period in 2023. This performance aligns with the revenue range projected for the fiscal year 2024, as disclosed in the Group's Annual Report 2023. The Group's vessels are anticipated to be on hire for the remainder of 2024. The Group also expects on time delivery of Wind Peak in the second half of 2024.

EBITDA

Cost of sales amounting to EUR 27 million doubled compared to the first three months of 2023, driven by the business combination with Eneti and its addition of Wind Scylla and Wind Zaratan to the Group's fleet. In Q1 2024, the Group's EBITDA reflected a EUR 10 million loss, compared to a EUR 8 million gain in Q1 2023.

Private placement

The Company completed a successful private placement on 15 February 2024, resulting in the issuance of 39.5 million shares at a price of NOK 44.50 per share. Overall, the Company raised EUR 155 million before transaction costs.

Group equity

The Group's equity closed at EUR 1,115 million in Q1 2024, reflecting an increase of EUR 156 million from the opening balance of EUR 959 million. The development in the Group's equity was driven by a net capital increase of EUR 152 million after transaction costs, EUR 13 million in value gained from adjustment of hedges and a EUR 11 million gain from foreign currency translation adjustments, partially offset by a decrease in profits in Q1 2024 amounting to a loss of EUR 21 million.

Earnings call

The First Quarter 2024 Earnings Release can be downloaded om Cadeler’s website.

In conjunction with the First Quarter 2024 Earnings Release, Cadeler will host a presentation for the investment community. The webcast will be streamed LIVE from Copenhagen on Tuesday 28 May from 09:00 CEST. Please find the link for the webcaston Cadeler’s website.

A replay of the webcast will be available following the presentation on Cadeler’s website.

For the convenience of investors resident in North America, the presentation will be repeated LIVE from Copenhagen on Tuesday 28 May from 14:00 CEST (08:00 EST). Please find the link for this webcast on Cadeler’s website.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer